Exhibit 99.1

Report in Respect of Voting Results Pursuant to Section 11.3
of National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Annual Meeting of shareholders of Bellatrix Exploration Ltd. ("Bellatrix") held May 22, 2013 (the "Meeting"), the following sets forth a brief description of each matter which was voted upon at the Meeting and the outcome of the vote:

	Description of Matter	Outcome of Vote	Votes For (Ballot Only)	Votes Withheld (Ballot Only)
1.	Fix the number of directors to be elected at the Meeting at nine	Resolution approved*	-	-
2.	To elect the following nine nominees to serve as directors of Bellatrix for the ensuing year, or until their successors are duly elected or appointed, subject to the provisions of the Business Corporations Act (Alberta) and by-laws of Bellatrix:
	Raymond G. Smith	Elected	46,690,660	159,138
	Doug N. Baker	Elected	39,386,023	7,463,775
	Murray L. Cobbe	Elected	46,441,162	408,636
	John H. Cuthbertson	Elected	36,372,699	10,477,099
	W.C. (Mickey) Dunn	Elected	45,370,023	1,479,775
	Melvin M. Hawkrigg	Elected	46,329,436	520,362
	Robert A. Johnson	Elected	46,182,444	667,354
	Keith E. MacDonald	Elected	39,470,625	7,379,173
	Murray B. Todd	Elected	46,042,532	807,266
3.	To approve the appointment of KPMG LLP, Chartered Accountants, as auditors of Bellatrix to hold office until the next annual meeting or until their successors are appointed and to authorize the board of directors to fix their remuneration as such	Resolution approved*	-	-

*Vote conducted by a show of hands.